Wintrust Financial Corporation
Form 10-K, Exhibit 12.2
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.
(dollars in thousands)

		Years ended December 31,
		2009		2008		2007		2006		2005

Income before income taxes	A	$117,504		$30,641		$83,824		$104,241		$104,950

Interest expense:
Interest on deposits		$171,259		$219,437		$294,914		$265,729		$156,252
Interest on other borrowings	C	44,479		50,719		55,093		43,330		34,025

Total interest expense	B	$215,738		$270,156		$350,007		$309,059		$190,277

Dividends on preferred shares (1)	D	$27,009		$3,377		$—		$—		$—

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	1.37	x	1.10	x	1.24	x	1.34	x	1.55	x
Excluding deposit interest	(A+C) / (C+D)	2.27	x	1.50	x	2.52		3.41	x	4.08	x

(1)	The dividends on preferred shares were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.